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Filed by Advantage Marketing Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Universal Nutrition Corporation and Affiliates
Commission File No. 001-13343

NEWS RELEASE



October 23, 2000                          For more information contact
                                          Kay Love, Dir., I.R. (405) 419-4919


             ADVANTAGE MARKETING SYSTEMS SIGNS LETTER OF INTENT
         TO ACQUIRE UNIVERSAL NUTRITION CORPORATION AND AFFILIATES


       OKLAHOMA CITY, OK -- Advantage Marketing Systems, Inc. ("AMS") (AMM --
AMEX) Chairman and CEO, John W. Hail, announced today a letter of intent has been signed with Universal Nutrition Corporation ("UNC") to acquire the Atlanta, Georgia, based firm and their 3 affiliate companies. This acquisition is subject to execution of a definitive agreement and approval by our shareholders. Solicitation of shareholder approval will be pursuant to a proxy statement/prospectus to be provided when it becomes available.

       UNC, a privately held company, develops proprietary health, diet and beauty products sold via direct mail, infomercials and the Internet. They currently market approximately thirty brand name products divided into two categories: weight loss and anti-aging. UNC projects USA sales for the year 2000 of $35,000,000 with pre-tax profits in excess of $5,000,000. Sales for 2001 are projected to be $50,000,000 with projected pre-tax profits exceeding $6,000,000. The UNC acquisition would grant AMS exclusive worldwide distributorship of this proprietary product line and the marketing leverage provided by television and the Internet.

       AMS currently has a distributor sales force of 80,000 and a product line of more than 100 natural nutritional supplements, weight management products, skin and hair care products and cosmetics based on herbal-based proprietary product formulations.

       For more information, visit the Company's web site at www.amsonline.com.

       AMS is listed on the American Stock Exchange under the trading symbol
AMM.

       The foregoing information does not constitute an offer of any securities for sale. Also, investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Advantage Marketing Systems, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Advantage Marketing Systems at the Commission's web site at www.sec.gov. The statement/prospectus and such other documents may also be obtained from Advantage Marketing Systems, Inc. by directing such request to Advantage Marketing Systems, Inc., 2601 Northwest Expressway, Suite 1210W, Oklahoma City, Oklahoma 73112-7293, Attn:
Investor Relations; tel: (405) 842-0131; e-mail: kaylov@amsmainline.com.

       Certain statements in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology such as "anticipates," "believes," "expects," "may," "will," or "should" or other variations thereon, or by discussions of strategies that involve risks and uncertainties. The actual results of the Company or industry results may be materially different from any future results expressed or implied by such forward-looking statements.